Contact

www.linkedin.com/in/gabriel-oliva-239934b (LinkedIn)
www.GabrielOliva.com (Personal)
www.westbeat.net (Company)

Top Skills

Acting

Comedy

Singing

Languages

Spanish

Gabriel Oliva

Film Director/Writer
Los Angeles, California, United States

Experience

FINAL INTERVIEW FILM LLC
Film Director/Writer
March 2023 - Present (10 months)
Los Angeles, California, United States

GO Theatrics
11 years

Film Director
July 2017 - Present (6 years 6 months)
Los Angeles Metropolitan Area

I've directed several short films and a full length feature. All past experience has been in narrative film-making: most of the time in either grounded comedy and indie drama.

President
January 2013 - Present (11 years)
Los Angeles

Production company focused on TV/Film/Theatre in the Los Angeles area.

RECTANGLE ENTERTAINMENT, INC.
Actor
June 2012 - Present (11 years 7 months)
Greater Los Angeles Area

CESD
Voice Actor
2010 - Present (13 years)

Disneyland
Actor/Singer
October 2006 - August 2016 (9 years 11 months)

The Walt Disney Company
Dapper Dans and other performances
2006 - August 2016 (10 years)

East L.A. Classic Theatre
Actor/Singer
February 2007 - 2010 (3 years)

I play Romeo in the touring production of "Rome and Juliet" and also play
Claudio in the touring production of "Much Ado About Nothing"

NotAnotherWebSeries Productions
Producer
July 2008 - 2009 (1 year)

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Education

Groundlings Theatre
Graduate, Improvisation/S · (2008 - 2014)

University of Southern California
B.A. theatre Arts, Acting · (2002 - 2006)

University of Southern California
Bachelor's degree, Acting · (2002 - 2006)